EXHIBIT 99.1

Nebius Group N.V. announces results of its Annual General Meeting

Amsterdam, the Netherlands — August 26, 2026 — Nebius Group N.V. (the “Company”; NASDAQ: NBIS), the AI cloud company, today announced that all resolutions proposed at the Annual General Meeting of the Company (the “AGM”), held on August 25, 2026, have been adopted.

The total number of Class A shares eligible to vote at the AGM was 238,402,543, with a total of 238,402,543 voting rights; the total number of Class B shares eligible to vote at the AGM was 33,455,053, with a total of 334,550,530 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Results of the AGM

Below are the results of each proposal presented to the AGM:

Item 1: Extension of term to prepare 2025 Accounts

Number of Votes For	Number of Votes Against	Number of Votes Abstained
399,009,899	119,540	3,950,754

Item 2: Adoption of the 2025 Accounts

Number of Votes For	Number of Votes Against	Number of Votes Abstained
399,035,668	93,281	3,951,244

Item 3: Discharge of the Board for liabilities to the Company

Number of Votes For	Number of Votes Against	Number of Votes Abstained
397,925,569	1,028,935	4,125,689

Item 4: Re-appointment of Arkady Volozh as an Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
377,275,928	21,732,302	4,071,963

Item 5: Re-appointment of Ophir Nave as an Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
381,408,394	16,914,465	4,757,334

Item 6: Re-appointment of John Boynton as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
371,282,505	27,776,619	4,021,069

Item 7: Re-appointment of Elena Bunina as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
380,548,008	18,493,024	4,039,161

Item 8: Re-appointment of Arne Grimme as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
397,291,738	1,090,960	4,697,495

Item 9: Re-appointment of Kira Radinsky as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
388,247,361	10,099,710	4,733,122

Item 10: Re-appointment of Charles Ryan as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
378,168,056	20,169,090	4,743,047

Item 11: Re-appointment of Matthew Weigand as a Non-Executive Director

Number of Votes For	Number of Votes Against	Number of Votes Abstained
397,288,530	1,093,825	4,697,838

Item 12: Appointment of Auditors

Number of Votes For	Number of Votes Against	Number of Votes Abstained
402,937,752	59,723	82,718

Item 13: Designation of the Board of Directors as the competent body to issue Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company from time to time for a period of five years from the AGM Date

Number of Votes For	Number of Votes Against	Number of Votes Abstained
375,374,419	23,704,865	4,000,909

Item 14: Designation of the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares for a period of five years from the AGM Date

Number of Votes For	Number of Votes Against	Number of Votes Abstained
369,944,562	29,062,939	4,072,692

Item 15: Authorization of the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase

Number of Votes For	Number of Votes Against	Number of Votes Abstained
376,763,782	22,287,322	4,029,089

Item 16: Cancellation of 2,243,621 Class C shares of the Company held in treasury

Number of Votes For	Number of Votes Against	Number of Votes Abstained
398,989,648	138,881	3,951,664

For further information, please visit https://nebius.com/shareholder-meetings.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents and services worldwide.

Nebius is listed on Nasdaq (Nasdaq: NBIS) and headquartered in Amsterdam.

For more information please visit www.nebius.com.

Media kit nebius.com/media-kit.

Contacts

Media relations: media@nebius.com

Investor relations: askIR@nebius.com

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